Filed Pursuant to Rule 424(b)(3)
File No 333-141572

PROSPECTUS SUPPLEMENT

BCSB Bancorp, Inc.

(Proposed holding company for Baltimore County Savings Bank, F.S.B.)

This prospectus supplement supplements our prospectus dated August 24, 2007 and our prospectus supplement dated October 1, 2007. This prospectus supplement should be read together with the prospectus and the prospectus supplement dated October 1, 2007.

We are commencing a syndicated community offering.

The syndicated community offering will be conducted through a syndicate of broker-dealers that will be managed by Sandler O’Neill & Partners, L.P. Neither Sandler O’Neill & Partners, L.P. nor any other member of the syndicate group will be required to purchase any shares in the offering. The terms and conditions of the syndicated community offering are more fully set forth in our prospectus dated August 24, 2007.

The subscription and community offering has concluded.

We received orders for a total of approximately 592,498 shares at a purchase price of $10.00 per share, or approximately $5.9 million, in the subscription and community offering. The number of shares available for sale in the syndicated community offering will be reduced by the number of shares sold in the subscription and community offering. Subject to market conditions, independent appraiser review and regulatory approval, we expect to sell in the aggregate approximately 3,004,750 shares, which is the minimum of the offering range set forth in the prospectus dated August 24, 2007, in the subscription and community offering and the syndicated community offering.

We are increasing the number of shares you may purchase in the offering.

To facilitate the sale of additional shares, as contemplated by our plan of conversion and reorganization, we increased the amount of stock that individuals and groups may purchase as follows:

•	The maximum amount that an individual, any individual together with any associates, and any group of persons acting in concert may purchase is now $1,500,000;

•	the maximum amount that purchasers in the syndicated community offering may purchase is now $1,500,000;

•

the maximum purchase of common stock in the offerings by a person, through one or more individual and/or joint deposit accounts, is now $1,500,000, and the maximum purchase of common stock in the subscription offering by a group of persons through a single deposit account is now $1,500,000.

The other purchase limitations discussed in the prospectus remain unchanged.

If you previously have submitted an order in the subscription offering for previous maximum purchase of 50,000 shares of common stock, you may increase your order by submitting an additional order form for the additional shares with full payment for the additional shares ordered. If you wish to increase your order, we must receive your completed order form, together with full payment for all of the shares subscribed for or with appropriate authorization for withdrawal of full payment from a deposit account with Baltimore County Savings Bank, not later than 4:30 p.m. Eastern time on November 5, 2007.

We expect our directors and executive officers, together with their associates, to subscribe for 58,000 shares, which equals 1.9% of the shares offered at the minimum of the offering range. Our directors and executive officers are purchasing shares for investment and not resale. Following the conversion, based on beneficial ownership information as of August 10, 2007, our directors and executive officers, together with their associates, are expected to beneficially own 274,938 shares of common stock, including 59,414 exercisable options, as adjusted for the exchange ratio, or 5.7% of our outstanding common stock if shares are sold at the minimum of the offering range and all options are exercised.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 25, 2007

Subscriptions by Executive Officers and Directors

The table below sets forth, for each of our directors and executive officers and for all of the directors and executive officers as a group, the following information:

•

the number of shares of BCSB Bancorp common stock to be received in exchange for shares of BCSB Bankcorp common stock upon consummation of the conversion, based upon their beneficial ownership of BCSB Bankcorp common stock as of August 10, 2007;

•	the proposed purchases of BCSB Bancorp common stock; and

•	the total amount of BCSB Bancorp common stock to be held upon consummation of the conversion.

In each case, it is assumed that shares are sold and the exchange ratio is calculated at the minimum of the offering range. See “The Conversion–Limitations on Purchases of Shares” in the prospectus.

	Number of Shares to be Received in Exchange for Shares of BCSB Bankcorp (2)		Proposed Purchases of Stock in the Offering (1)		Total Common Stock to be Held
Name of Beneficial Owner			Number of Shares	Dollar Amount	Number of Shares (2)	Percentage of Total Outstanding
Joseph J. Bouffard	—		20,000	$200,000	20,000	*	%
H. Adrian Cox	31,403		1,000	10,000	32,403	*
Henry V. Kahl	29,290		500	5,000	29,790	*
William J. Kappauf, Jr.	6,918		500	5,000	7,418	*
Michael J. Klein	12,375		20,000	200,000	32,375	*
William M. Loughran	30,436		500	5,000	30,936	*
John J. Panzer, Jr.	53,488		1,000	10,000	54,488	1.1
P. Louis Rohe, Jr.	33,163		4,000	40,000	37,163	*
Ernest A. Moretti	—		2,500	25,000	2,500	*
Bonnie M. Klein	12,604		1,000	10,000	13,604	*
David M. Meadows	7,261		1,000	10,000	8,261	*
Anthony Cole	—	(3)	6,000	60,000	6,000	*

Total	216,938		58,000	$580,000	274,938	5.7%

*	Less than 1%.
(1)	Includes proposed subscriptions, if any, by associates.
(2)	Based on information presented in “Stock Ownership” in the prospectus. Includes shares that may be acquired upon the exercise of outstanding stock options.
(3)	Excludes 1,600 shares purchased by Mr. Cole subsequent to August 22, 2007.

BCSB Bankcorp, Inc. Results Of Operations For The Three Months And Year Ended September 30, 2007

We reported a net loss of $2.9 million or ($0.50) per basic and diluted share for the fiscal year ended September 30, 2007 as compared to a net loss of $7.4 million or ($1.26) per basic and diluted share for the fiscal year ended September 30, 2006. For the three months ended September 30, 2007, we reported a net loss of $306,000 or ($0.06) per basic and diluted share as compared to a net loss of $498,000 or ($0.08) per basic and diluted share for the three months ended September 30, 2006.

The loss for the fiscal year ended September 30, 2007 was primarily associated with the completion of the balance sheet restructuring that we previously announced in March 2007. As part of the restructuring, we elected to sell approximately $251 million of lower yielding loans and investment securities. Proceeds were used to pay off $73 million in debt, purchase approximately $85 million in higher yielding investments and fund a growing commercial loan portfolio. In conjunction with this restructuring, we realized pre-tax losses of $7.1 million. Also

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during the fiscal year ended September 30, 2007, we received $3.4 million in insurance proceeds as a partial recovery of losses incurred resulting from a check-kiting fraud perpetrated against us in June 2006. This fraud was the primary reason for our $7.4 million loss for the previous fiscal year, which ended September 30, 2006.

The $306,000 net loss for the three months ended September 30, 2007 was due to $296,000 of expenses related to the check-kiting scheme previously reported and additional compensation expenses of approximately $150,000 related to an agreement with William M. Loughran, Executive Vice President and Chief Lending Officer, who is retiring after 34 years of service and will remain as a director. In addition, professional fees of approximately $150,000 were incurred for special, limited scope consulting and legal projects and FDIC premiums increased by approximately $200,000 from a new premium assessment methodology applicable in 2007. Net interest income for the three months ended September 30, 2007 increased by $345,000 as compared to the same period in 2006, primarily due to the recently completed balance sheet restructuring. The net loss of $498,000 for the three months ended September 30, 2006 was primarily due to the flat yield curve present at that time, which negatively affected our net interest margin.

The summary financial information at and for the twelve months ended September 30, 2006 presented below is derived in part from our consolidated financial statements and is only a summary. You should read it in conjunction with the consolidated financial statements and notes beginning on page F-1 of our prospectus dated August 24, 2007. The information at and for the twelve months ended September 30, 2007 and for the three months ended September 30, 2007 and 2006 was not audited, but in the opinion of management, reflects all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring.

BCSB Bankcorp, Inc.

Summary of Financial Highlights

Consolidated Statements of Financial Condition

	September 30, 2007	September 30, 2006
	(Dollars in Thousands)
ASSETS
Cash equivalents and time deposits	$76,116	$11,837
Investment Securities	3,970	147,564
Loans and Mortgage Backed Securities	521,301	579,252
Other Assets	40,997	47,204

Total Assets	$642,384	$785,857

LIABILITIES
Deposits	$558,460	$604,845
Borrowings	20,000	118,473
Junior Subordinated Debentures	23,197	23,197
Other Liabilities	6,135	5,921

Total Liabilities	607,792	752,436
Total Stockholders’ Equity	34,592	33,421

Total Liabilities & Stockholders’ Equity	$642,384	$785,857

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Consolidated Statements of Operations

(Dollars in Thousands

except per share data)

	Twelve Months ended September 30,		Three Months ended September 30,
	2007	2006	2007	2006
Interest Income	$39,112	$39,995	$9,252	$10,339
Interest Expense	25,517	25,776	5,632	7,064

Net Interest Income	13,595	14,219	3,620	3,275
Provision for Loan Losses	117	194	0	42

Net Interest Income After Provision for Loan Losses	13,478	14,025	3,620	3,233
Total Non-Interest Income	(5,335)	1,501	497	336
Total Non-Interest Expenses	12,809	26,968	4,644	4,355

Loss Before Tax Benefit	(4,666)	(11,442)	(527)	(786)
Income Tax Benefit	(1,745)	(4,049)	(221)	(288)

Net Loss	$(2,921)	$(7,393)	$(306)	$(498)

Basic and Diluted Loss Per Share	$(0.50)	$(1.26)	$(0.06)	$(0.08)

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